# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UWM Holdings Corporation, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001319244

## Reporting persons
- Integrated Core Strategies (US) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,711,462; sole dispositive power 0; shared dispositive power 1,711,462; aggregate amount beneficially owned 1,711,462 (0.8% of the class)
- Millennium Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,974,748; sole dispositive power 0; shared dispositive power 4,974,748; aggregate amount beneficially owned 4,974,748 (2.5% of the class)
- Millennium Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,974,748; sole dispositive power 0; shared dispositive power 4,974,748; aggregate amount beneficially owned 4,974,748 (2.5% of the class)
- Israel A. Englander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,974,748; sole dispositive power 0; shared dispositive power 4,974,748; aggregate amount beneficially owned 4,974,748 (2.5% of the class)

## Item 1. Issuer
Name of issuer: UWM Holdings Corporation
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan 48341

## Item 2. Person Filing
Name of person filing:
Integrated Core Strategies (US) LLC

Millennium Management LLC

Millennium Group Management LLC

Israel A. Englander
Address of principal business office or, if none, residence:
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Group Management LLC
399 Park Avenue
New York, New York 10022

Israel A. Englander
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022
Citizenship:
Integrated Core Strategies (US) LLC - Delaware

Millennium Management LLC - Delaware

Millennium Group Management LLC - Delaware

Israel A. Englander - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class:
See response to Item 11 on each cover page.

For each reporting person, the percent of the class reported herein as beneficially owned by such reporting person gives effect to shares deemed to be outstanding as provided in Rule 13d-3(d)(1)(i), if any, presuming that all those warrants to purchase shares of the class reported herein that are held or otherwise controlled by any reporting person are exercisable within sixty days of the date hereof.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of July 31, 2025, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

## Signatures
- Integrated Core Strategies (US) LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (07/31/2025)
- Millennium Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (07/31/2025)
- Millennium Group Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (07/31/2025)
- Israel A. Englander: /s/ Israel A. Englander, Israel A. Englander (07/31/2025)
Comment: ** INTEGRATED CORE STRATEGIES (US) LLC
By: Integrated Holding Group LP, its Managing Member
By: Millennium Management LLC, its General Partner